UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A-1
                   Under the Securities Exchange Act of 1934

                              SYNERGX SYSTEMS INC
               -------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 Par Value
               -------------------------------------------------
                         (Title of Class of Securities)

                                  87160C 10 6
               -------------------------------------------------
                                 (CUSIP NUMBER)

                     Investors Money Management Corporation
                              289 Avenue Montjoie
                                     Box 13
                                 1180 Brussels
                                    Belgium
                            (Administrative offices)
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 7, 2004
               -------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G toreport the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A

CUSIP No.  87160C 10 6
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Investors Money Management Corporation
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         NA
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Liberia
------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
 SHARES                  455,000 shares
                  ------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
 OWNED BY               0
                  ------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER
REPORTING                455,000 shares
                  ------------------------------------------------------------
PERSON WITH      10    SHARED DISPOSITIVE POWER
                         0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         455,000 shares
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  [ ]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.1%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

CUSIP No.  87160C 10 6
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morton Rabin
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         NA
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------------------------------------------------------------------
NUMBER OF        7   SOLE VOTING POWER
 SHARES                 455,000 shares
                ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
 OWNED BY               0
                ---------------------------------------------------------------
   EACH          9   SOLE DISPOSITIVE POWER
REPORTING               455,000 shares
                ---------------------------------------------------------------
PERSON WITH     10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         455,000 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER
          -----------------------------------------------
         Remains as reported on the Schedule 13D filed on October 2 , 2002


ITEM 2.   IDENTITY AND BACKGROUND
          ------------------------------------------------
         Remains as reported on the Schedule 13D filed on October 2, 2002


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------
            NA


ITEM 4.   PURPOSE OF THE TRANSACTION
          -------------------------------------------------
         Item 4 has been supplemented as follows:

     The Reporting Persons disposed of the securities referred to herein in the ordinary course of their business. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing their value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of derivative instruments the underlying security of which is shares of the Issuer, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------
         Item 5 has been amended and restated as follows:

     The amount of Shares of common stock has changed as a result of a 2 for 1 stock split, payable as a stock dividend, effected by the issuer on July 25, 2003.

(a) Amount Beneficially Owned:

     The following transactions were effected by the Reporting Persons during the past sixty (90) days that resulted in the reported change in beneficial ownership:

                              Amount of Shares    Approximate Price per Share
Date         Security            Bought/(Sold)      (inclusive of commissions)
10/31/2003   Common Shares        50,000                  $3.25
12/01/2003   Common Shares        50,000                  $3.35
12/31/2003   Common Shares        25,000                  $3.45
12/31/2003   Common Shares        50,000                  $3.45
01/07/2004   Common Shares        50,000                  $3.60

     (i) IMM is now the beneficial owner of 455,000 shares of Common Stock (which includes warrants to purchase 340,000 shares of Common Stock at $.70 per share), which represents 9.1% of the Common Stock that would be issued and outstanding.

     (ii) By virtue of his 100% ownership of IMM, Mr. Rabin is now the beneficial owner of the 455,000 shares of Common Stock held by IMM, which represents 9.1% of the Common Stock that would be issued and outstanding.

(b) Number of shares as to which such person has:

     (i) Sole power to vote or direct the vote

                   IMM                 455,000
                   Mr. Rabin           455,000

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct disposition

                   IMM                 455,000
                   Mr. Rabin           455,000

     (iv) Shared power to dispose or to direct disposition: 0

(c) Other than the transactions detailed in ITEM 4. and ITEM 5. above, neither Reporting Person has effected any transactions in the Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See ITEM 4 above.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         N/A

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.

Dated: January 23, 2004

                      INVESTORS MONEY MANAGEMENT CORPORATION

                             By:/s/MORTON RABIN
                            -------------------------------
                             Morton Rabin, President


                            MORTON RABIN

                            /s/MORTON RABIN
                           --------------------------------

                                   SCHEDULE A

Remains as reported on the Schedule 13D filed on October 2, 2002